Exhibit 99.3

TRANSFER AGREEMENT

THIS TRANSFER AGREEMENT (the “Agreement”) is dated as of January 8, 2023 by and among Orion Resource Partners (USA) LP (“Orion”), Dalu S.à r.l. a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg L - 1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Register of Commerce and Companies (Registre de Commerce et des Sociétés) under number B199807 (together with its successors and assigns under the Acquisition Agreement (as defined below), “Dalu”), Grupo Desarrollador Migo, S.A.P.I. de C.V. (“M Grupo”), Minera La Negra S.A. de. C.V. (“MLSA”) and Excellon Resources Inc., a corporation existing under the laws of Ontario (“Excellon”, and together with Orion, Dalu, M Grupo and MLSA, the “Parties”);

WHEREAS, Dalu is party to an Acquisition Agreement with Excellon, dated the date of this Agreement (the “Acquisition Agreement”), in respect of all shares of Minera La Negra, S.A de C.V owned by Dalu (the “Purchased Shares”), the owner of the Minera La Negra project;

AND WHEREAS, pursuant to the Acquisition Agreement, Dalu will be entitled to receive the Closing Date Consideration Shares from Excellon as consideration for the sale of the Purchased Shares to Excellon;

AND WHEREAS, M Grupo, Dalu and MLSA are party to a joint venture agreement, dated August 6, 2020, in respect of the Minera La Negra project (the “Joint Venture Agreement”) and Orion, an affiliate of Dalu, and M Grupo are party to a letter of intent, dated January 26, 2022, with respect to the division of proceeds from a potential future sale of the Purchased Shares (the “Letter Agreement”);

AND WHEREAS, pursuant to the Letter Agreement, M Grupo is entitled to a certain portion of the consideration that is paid upon a sale of the Purchased Shares and the Parties desire to enter into this Agreement to provide for the payment by Excellon to M Grupo in consideration for the termination of the Joint Venture Agreement and the Letter Agreement;

AND WHEREAS, Dalu provided indemnification obligations in favour of Excellon pursuant to the Acquisition Agreement and Dalu and M Grupo desire to enter into this Agreement to confirm the expense reimbursement arrangements between themselves with respect to any indemnity claim that is ultimately funded by Dalu to Excellon pursuant to the terms of the Acquisition Agreement.

NOW THEREFORE, in consideration of the mutual agreements and covenants contained in this Agreement, the Parties agree as follows:

1.0	INTERPRETATION

1.1	Capitalized Terms. Capitalized terms used herein and not otherwise defined shall have the meanings specified to them in the Acquisition Agreement.

1.2	Certain Terms. For purposes of this Agreement:

(a)	the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation”; and

(b)	the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise specified.

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2.0	Issuance of shares

2.1	Issuance of Shares. On and effective on the Closing Date, in satisfaction of the termination of the Joint Venture Agreement and the Letter Agreement, Excellon agrees to issue and deliver to M Grupo (or an affiliate of M Grupo as directed by M Grupo not less than five business days before the Closing Date and provided such affiliate of M Grupo has entered into an assignment and assumption agreement in respect of this Letter Agreement) a number of Buyer Shares that is equal to the quotient resulting from dividing (i) C$10,788,800 by (ii) the Closing Date Subscription Price (the “M Grupo Consideration Shares”). Provided that M Grupo has received notice of the proposed Closing Date, at least five business days prior to the Closing Date, M Grupo will provide Excellon with written instructions for the registration and delivery details for the M Grupo Consideration Shares.

2.2	Investor Rights Agreement. As a condition of the issuance by Excellon to M Grupo of the M Grupo Consideration Shares, M Grupo shall execute and deliver the investor rights agreement to be entered into by Excellon, Dalu and M Grupo, the form of which is attached hereto as Schedule A (the “Investor Rights Agreement”). Concurrently upon the execution of this Agreement, M Grupo shall deliver to Dalu’s counsel, Torys LLP, an executed copy of its signature page to the Investor Rights Agreement to be held in escrow until the receipt by M Grupo (or an affiliate of M Grupo) of the M Grupo Consideration Shares and upon receipt of the M Grupo Consideration Shares, the signature page shall be automatically released from escrow.

2.3	Joint Venture Agreement and Letter Agreement Obligations. Upon the issuance by Excellon to M Grupo of the M Grupo Consideration Shares 2.2, the Parties agree that (i) the Joint Venture Agreement and Letter Agreement shall both automatically be terminated and no longer be of any force or effect, (ii) all obligations of Orion and/or Dalu under the Joint Venture Agreement and the Letter Agreement will have been fully and finally settled, (iii) Orion, Dalu, M Grupo, MLSA on behalf of themselves and their respective subsidiaries, affiliates, shareholders, directors, officers, consultants and employees (collectively, the “Releasing Parties”) fully and finally discharge and release the other Parties and their respective subsidiaries, affiliates, shareholders, directors, officers, consultants and employees (collectively, the “Released Parties”) from all claims, complaints, causes of action and demands that they have, had or may hereafter have (whether or not now known or foreseen), under common law, equity, or statute, in connection with the Joint Venture Agreement and the Letter Agreement and agree to indemnify and hold harmless the Released Parties in respect of any claims, complaints, causes of action and demands that they have, had or may hereafter have (whether or not now known or foreseen), under common law, equity, or statute, in connection with the Joint Venture Agreement and the Letter Agreement. This Agreement shall serve as the mutual consent by the applicable Parties pursuant to Section 12 of the Joint Venture Agreement in order to terminate the Joint Venture Agreement.

The Releasing Parties agree that, once the M Grupo Consideration Shares have been issued to M Grupo, they will not make any claims or take any proceedings against the Released Parties arising out of or relating to the Joint Venture Agreement, the Letter Agreement or the mine known as “Minera La Negra” located in Maconí, Cadereyta, Querétaro, México (the “Project”). No Party will have any further liability to the other Parties arising out of or relating to the Joint Venture Agreement, the Letter Agreement or the Project. This Agreement may be referred to and relied upon by the Parties in defence and/or as a basis for seeking the dismissal of claims or proceedings in respect of the matters referred to above in this Section 2.3 and shall operate as an estoppel in respect of same.

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Excellon agrees that it shall be required to pay or issue and will pay or issue to M Grupo the following amounts of cash or Buyer Shares (as applicable): (i) concurrently with the payment specified in Section 2.2(a)(ii) of the Acquisition Agreement, either (A) a US$6 million cash payment if the First Deferred Payment under the Acquisition Agreement is paid in cash or (B) US$6 million in Buyer Shares, if the First Deferred Payment under the Acquisition Agreement is paid in Buyer Shares, by the issuance of a number of Buyer Shares equal to US$6 million (converted into CAD on the date immediately prior to such issuance) divided by the volume weighted average price of the Buyer Shares on the Toronto Stock Exchange (the “TSX”) for the 20 trading days preceding the date of issuance of such shares; and (ii) concurrently with the payment specified in Section 2.2(a)(iii) of the Acquisition Agreement, either (A) a US$6 million cash payment if the Second Deferred Payment under the Acquisition Agreement is paid in cash or (B) US$6 million in Buyer Shares, if the Second Deferred Payment under the Acquisition Agreement is paid in Buyer Shares, by the issuance of a number of Buyer Shares equal to US$6 million (converted into CAD on the date immediately prior to such issuance) divided by the volume weighted average price of the Buyer Shares on the TSX for the 20 trading days preceding the date of issuance of such shares. The Parties agree that the valuation of all of the Closing Date Consideration Shares, the M Grupo Consideration Shares and the full amount of the First Deferred Payment and the Second Deferred Payment (including if such payments are satisfied by the issuance of the First Deferred Consideration Shares and/or the Second Deferred Consideration Share) and the payments of the deferred consideration to M Grupo referred to above in this Section 2.3 for the purposes of the Letter Agreement is less than US$54 million.

3.0	INDEMNITY OBLIGATIONS

3.1	[Redacted – Commercially Sensitive Information]

3.2	[Redacted – Commercially Sensitive Information]

3.3	[Redacted – Commercially Sensitive Information]

4.0	miscellaneous

4.1	JV Agreement. For greater certainty, until the issuance of the M Grupo Consideration Shares in accordance with Section 2.1 above, the Joint Venture Agreement and the Letter Agreement will remain in effect.

4.2	Further Assurances. Each Party shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other Party or subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.3	Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart is an original, but the counterparts together are one and the same agreement. A copy of an executed counterpart sent as a PDF file by electronic mail (i) shall be treated as an original counterpart, (ii) is sufficient evidence of the execution of the original and (iii) may be produced in evidence for all purposes in place of the original.

4.4	Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.5	Assignment. No Party shall sell, pledge, assign or otherwise transfer their rights or obligations under this Agreement without the prior written consent of the other Parties and any attempt to do so shall be void. Notwithstanding the foregoing, (i) Dalu may assign all or a portion of its rights or obligations under this Agreement without the prior written consent of the other Parties to an affiliate upon the concurrent assignment of all or a portion of its rights or obligations under the Acquisition Agreement to such affiliate and (ii) Excellon may assign all or a portion of its rights or obligations under this Agreement without the prior written consent of the other Parties to a wholly-owned subsidiary upon the concurrent assignment of all or a portion of its rights or obligations under the Acquisition Agreement to such wholly-owned subsidiary, provided that Excellon shall not be released from any obligations under this Agreement. This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and assigns.

[Remainder of page intentionally blank]

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IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first written above.

ORION RESOURCE PARTNERS (USA) LP

“Oskar Lewnowski”
Name:	Oskar Lewnowski
Title:	Chief Investment Officer

DALU S.À R.L.

By:	“Yulia Bay”
Name:	Yuliya Bay
Title:	Class B Manager

By:	“Jon Lamb”
Name:	Jon Lamb
Title:	Class A Manager

GRUPO DESARROLLADOR MIGO, S.A.P.I. DE C.V.

By:	“Luis Mier”
Name:	Luis Mier
Title:	Authorized Signatory

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MINERA LA NEGRA, S.A. DE C.V.

By:	“Jon Lamb”
Name:	Jon Lamb
Title:	Director

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EXCELLON RESOURCES INC

“Shawn Howarth”
Name:	Shawn Howarth
Title:	President & Chief Executive Officer

Schedule A

Form of Investor Rights Agreement

EXCELLON RESOURCES INC.

AND

DALU S.À R.L.

AND

[M GRUPO SUBSIDIARY]

INVESTOR RIGHTS AGREEMENT

DATED AS OF ■, 2023

TABLE OF CONTENTS

Article 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Rules of Construction	7

1.3	Governing Law, Disputes and Arbitration.	8

1.4	Severability	9

1.5	Time of Essence	9

1.6	Entire Agreement	9

1.7	Several Obligations	9

Article 2 BOARD REPRESENTATION		9

2.1	Investor Nominees	9

2.2	Exercise of Board Nomination Rights	9

2.3	Investor Nominees	12

2.4	Support for other Investor Nominees	12

2.5	Nomination Rights Regarding Committees of the Board	12

Article 3 Management		12

3.1	Proxy Recommendations	12

Article 4 MLN ADVISORY TECHNICAL COMMITTEE		13

4.1	Establishment of MLN Technical Committee	13

4.2	Members	13

4.3	Responsibilities	13

4.4	Meetings	14

Article 5 COVENANTS		14

5.1	Restrictions on Disposition during the Restricted Period	14

5.2	Permitted Dispositions during the Restricted Period	15

5.3	Standstill	16

5.4	Confidentiality	17

5.5	Securities Law Matters	19

5.6	Ownership of Orion	19

Article 6 REGISTRATION RIGHTS		19

6.1	Demand Registration	19

6.2	Piggy-Back Registration Rights	22

6.3	Registration in the United States	22

6.4	Withdrawal of Registrable Securities	23

6.5	Expenses	23

6.6	Indemnification	24

6.7	Agreement Regarding Compliance with Securities Laws	25

6.8	Granting of Demand Registration Rights and Piggy-Back Registration Rights to Third-Parties	26

Article 7		26

Representations and Warranties		26

7.1	Representations and Warranties of M Grupo	26

Article 8 MISCELLANEOUS		29

8.1	Termination	29

8.2	Notices	29

8.3	Consent to Public Disclosure	31

8.4	Execution in Counterpart	31

8.5	Amendment and Waiver	31

8.6	Assignment	31

8.7	Successors and Substitute Securities	31

Schedule A REGISTRATION PROCEDURES		1

Schedule B DISPUTE RESOLUTION		1

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT dated as of the ■ day of ■, 2023,

BETWEEN:

EXCELLON RESOURCES INC., a company existing under the laws of Ontario (the “Corporation”),

- and -

DALU S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at [Redacted – Personal Information] and registered with the Register of Commerce and Companies (Registre de Commerce et des Sociétés) under number B199807 (“Orion”)

- and -

[M GRUPO SUBSIDIARY], a ■ existing under the laws of ■ (“M Grupo”)

WHEREAS:

A.	As a condition of the Acquisition Agreement (as defined below), the Corporation has agreed to grant certain rights to the Investors (as defined below) which are set out herein, and the Investors have agreed to certain obligations to the Corporation as set out herein and upon the terms and subject to the conditions set out herein.

NOW THEREFORE this Agreement witnesses that in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt, sufficiency and adequacy of which is hereby acknowledged), the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Acquisition Agreement” means the Acquisition Agreement, dated January [8], 2023, entered into between the Corporation and Orion;

(b)	“affiliate” has the meaning given to that term in National Instrument 45-106 — Prospectus Exemptions of the Canadian Securities Administrators in effect on the date hereof, subject to the term “issuer” in such instrument being ascribed the same meaning as the term “person” in such instrument;

(c)	“Agreement” means this agreement, including any amendments or restatements thereof;

(d)	“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act, the Mexican Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada, the United States, Mexico or, to the extent applicable to any Party or its subsidiaries, elsewhere, including any regulations, guidelines or orders thereunder;

(e)	“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010 and the United States Foreign Corrupt Practices Act of 1977, the Mexican Ley General del Sistema Nacional Anticorrupción, the Mexican Ley General de Responsabilidades Administrativas and the Mexican Federal Criminal Code and all other laws, rules, and regulations of any jurisdiction applicable to any Party or its subsidiaries from time to time concerning or relating to bribery or corruption;

(f)	“Applicable Laws” means all laws, by-laws, statutes, rules, regulations, principles of law and equity (including common law), treaties, orders, ordinances, certificates, directives, legally enforceable guidelines, standards and policies, and other similar requirements, whether domestic or foreign, and the terms and conditions of any permit, in each case, of any Governmental Authority;

(g)	“Arbitration Rules” means the International Arbitration Rules of the ICDR;

(h)	“Board” means the board of directors of the Corporation;

(i)	“Business Day” means any day except Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Ontario or any other day on which the Exchange or the principal chartered banks located in Toronto, Ontario are not open for business;

(j)	“Change of Control” means (i) any acquisition transaction, amalgamation, arrangement, merger or other consolidation or combination involving the Corporation and another person, which results in such other person, including persons acting jointly or in concert with such other person, directly or indirectly (A) beneficially owning, or exercising control or direction over, voting securities of the Corporation carrying the right to cast more than fifty percent (50%) of the votes attaching to all voting securities of the Corporation, or (B) acquiring more than fifty percent (50%) of the assets and properties of the Corporation on a consolidated basis, (ii) a change in more than fifty percent (50%) of the members of the Board during any 12-month period which has not been consented to by a majority of the members of the incumbent Board, or (iii) any other event, transaction or series of events or transactions pursuant to which a person acquires possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Corporation and/or its consolidated assets, whether by contract or otherwise, provided that, for certainty, a Change of Control will not occur as a result of the issuance of Common Shares contemplated by the Acquisition Agreement;

(k)	“Closing Date” means the closing date of the transactions contemplated by the Acquisition Agreement;

(l)	“Common Shares” means the common shares in the share capital of the Corporation;

(m)	“Confidential Information” means any and all information about the Corporation or any of its affiliates which is furnished by it or any of its Representatives to any Investor or any of its affiliates, whenever furnished and regardless of the manner in which it is furnished (orally, in writing, electronically, etc.) and includes all information, including information regarding the business and affairs of the Corporation and its affiliates, their plans, strategies, operations, financial information (whether historical or forecasted), business methods, systems, practices, analyses, compilations, forecasts, studies, designs, processes, procedures, formulae, improvements, trade secrets and other documents and information; provided, however, that Confidential Information shall not include, and no obligation under Section 5.4 shall be imposed on, information that: (a) was known by or in the possession of the applicable Investor or any of its affiliates before disclosure by or on behalf of the Corporation; (b) is or becomes part of the public domain other than as a result of a breach of this Agreement by the applicable Investor, its affiliates or their Representatives and provided that specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Investor or any of its affiliates merely because the Confidential Information is embraced by more general or limited information in the public domain; (c) is or becomes available to the applicable Investor or its affiliates on a non-confidential basis from a Third Party, provided that, to the applicable Investor’s knowledge after reasonable inquiry, such Third Party is not and was not prohibited from disclosing such information; or (d) is independently developed by the applicable Investor or its affiliates without reference to or use of the Confidential Information;

(n)	“Convertible Securities” means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exercisable or exchangeable for Common Shares;

(o)	“Corporation” has the meaning set out in the recitals to this Agreement;

(p)	“Demand Registration” has the meaning set out in Section 6.1(a);

(q)	“Designated Party” has the meaning set out in Section 8.6(c);

(r)	“Director” means a member of the Board;

(s)	“Director Eligibility Criteria” has the meaning set out in Section 2.2(b);

(t)	“Dispute” has the meaning set out in Section 1.3(b);

(u)	“Encumbrance” means any security interest, lien (statutory or otherwise), mortgage, hypothec, charge, indenture, pledge, claim, option, conditional sale agreement, instalment sale agreement, trust, or other encumbrance;

(v)	“Equity Securities” means the Common Shares, the Convertible Securities or any other equity securities of the Corporation;

(w)	“Exchange” means the Toronto Stock Exchange, or such other nationally recognized stock exchange on which the Common Shares may be listed from time to time;

(x)	“Governmental Authority” means the federal government of the United States of America, Canada, Mexico or any other country or sovereign entity, any state, province, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, securities regulatory authority or stock exchange, and other instrumentalities or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, in each case, having jurisdiction in the relevant circumstances;

(y)	“ICDR” means the International Center for Dispute Resolution;

(z)	“Indemnified Party” has the meaning set out in Section 6.6(c);

(aa)	“Indemnifying Party” has the meaning set out in Section 6.6(c);

(bb)	“Independent Director” means a Director who is not a member of management or an employee of the Corporation or any of their “associates” (as defined in the Securities Act) or an Investor Nominee;

(cc)	“Independent Expert” means an investment bank or accountancy firm familiar with and having had recent and relevant experience in opining on the matters to be considered by shareholders, appointed by the Board in its sole discretion, and which is not acting in concert with nor is affiliated with any shareholder of the Corporation;

(dd)	“Investor Nominee” has the meaning set out in Section 2.1;

(ee)	“Investor’s Percentage” means, with respect to an Investor (which, for greater certainty, includes all affiliates of such Investor who hold Equity Securities), the percentage equal to the fraction, the numerator of which is the Equity Securities, indirectly or directly, collectively owned, controlled or directed by such Investor and any of its affiliates and the denominator of which is the outstanding Equity Securities, the whole computed on a non-diluted basis;

(ff)	“Investors” means, subject to Section 8.1, each of (i) the Orion Group, and (ii) the M Grupo Group, and an “Investor” means, subject to Section 8.1, any one of them;

(gg)	“Jurisdictions” has the meaning set out in Section 6.1(a);

(hh)	“La Negra Mine” means the “Company Material Property” as defined in the Acquisition Agreement;

(ii)	“MLN Technical Committee” means the advisory technical committee in respect of the La Negra Mine to be established in accordance with this Agreement;

(jj)	“MLSA” mean Minera La Negra S.A. de C.V., a company existing under the laws of the Mexico;

(kk)	“M Grupo” has the meaning set out in the recitals to this Agreement;

(ll)	“M Grupo Group” means each of M Grupo, Grupo Desarrollador Migo, S.A.P.I. de C.V., and any subsidiary of Grupo Desarrollador Migo, S.A.P.I. de C.V.;

(mm)	“M Grupo JV Arrangements” means the Joint Venture Agreement between Grupo Desarrollador Migo, S.A.P.I. de C.V. and Orion dated as of August 6, 2020, the Letter of Intent dated January 26, 2022 between Grupo Desarrollador Migo, S.A.P.I. de C.V. and Orion Resource Partners, on behalf of Orion with respect to the division of proceeds from a potential future sale of MLSA and the letter agreement dated the date hereof between Grupo Desarrollador Migo, S.A.P.I. de C.V., Orion Resource Partners and Orion, regarding the same;

(nn)	“M Grupo JV Arrangements Termination Agreement” means the definitive agreement evidencing the termination of the M Grupo JV Arrangements among Orion Resource Partners, Orion, the Corporation, MLSA and Grupo Desarrollador Migo, S.A.P.I. de C.V., dated January [8], 2023;

(oo)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

(pp)	“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators;

(qq)	“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time;

(rr)	“Offer” has the meaning given to the phrase “offer to acquire” in NI 62-104;

(ss)	“Orion” has the meaning set out in the recitals to this Agreement;

(tt)	“Orion Group” means each of Orion, Orion Mine Finance (Master) Fund I LP and any other person owned by Orion Mine Finance (Master) Fund I LP;

(uu)	“Payment Amount” has the meaning set out in Section 6.1(b);

(vv)	“person” shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, limited liability company, an unlimited liability company, association or other business entity and any trust, unincorporated organization or government or any agency or political subdivision thereof;

(ww)	“Piggy-Back Investor” has the meaning set out in Section 6.2(a);

(xx)	“Piggy-Back Notice” has the meaning set out in Section 6.2(a);

(yy)	“Piggy-Back Registration” has the meaning set out in Section 6.2(a);

lii)	“Proceeding” means any Litigation, assessment, hearing, arbitration, judgment, award, decree, order, injunction and prosecution, or other similar proceeding;

(aaa)	“Prospectus” means a prospectus or preliminary prospectus, as those terms are defined in the Securities Act;

(bbb)	“Prospectus Requirements” means the obligation to prepare a Prospectus and obtain a receipt in connection with a distribution of securities in accordance with the Securities Act, as well as the equivalent obligations prescribed by other Securities Laws;

(ccc)	“Public Offering” means any distribution of Equity Securities to the public under a Prospectus in accordance with applicable Securities Laws of the relevant province or territory in Canada;

(ddd)	“Registrable Securities” has the meaning set out in Section 6.1(a);

(eee)	“Representatives” means a party’s and its affiliates’ directors, officers, employees, lawyers, independent accountants, financial advisors, consultants or other agents, bankers or technical advisors;

(fff)	“Requesting Investor” has the meaning set out in Section 6.1(a);

(ggg)	“Restricted Period” means, in respect of each Investor, the period from the date of this Agreement until the earlier of (a) the date which is eighteen (18) months from the date hereof, and (b) the date on which such Investor’s Percentage is less than ten percent (10%);

(hhh)	“Sanctioned Entity” means (i) a country or a government of a country; (ii) an agency of the government of a country; (iii) an organization directly or indirectly controlled by a country or its government; or (iv) a person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Governmental Authority;

(iii)	“Sanctioned Person” means (i) any person listed in any sanctions-related list of designated persons maintained by any Governmental Authority; or (ii) a person named on the list of Specially Designated Nationals maintained by OFAC;

(jjj)	“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC or any Governmental Authority;

(kkk)	“Securities Act” means the Securities Act (Ontario), as it may be amended or supplemented from time to time;

(lll)	“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of Canada and of each of the provinces and territories of Canada and the applicable rules and requirements of any stock exchange;

(mmm)	“Securities Regulators” has the meaning set out in Section 6.1(j);

(nnn)	“Selling Expenses” has the meaning set out in Section 6.5(c);

(ooo)	“Third Party” means a person that is not a party, or an affiliate of that party, to this Agreement;

(ppp)	“Underwritten Offering” means the sale of securities of the Corporation by way of a Public Offering as a firm commitment underwriting or a best efforts agency offering; and

(qqq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Governing Law, Disputes and Arbitration.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	In the event of any dispute, claim, question or disagreement (each, a “Dispute”) arising out of or relating to this Agreement, the parties shall use all commercially reasonable efforts to settle such Dispute. To this effect, the parties shall consult and negotiate with each other and, recognizing their mutual interests, attempt to reach a satisfactory solution. If they do not reach settlement within a period of fifteen (15) days, then, upon notice by any party to the other parties, any unresolved Dispute arising out of or relating to this Agreement shall be settled by arbitration in accordance with the arbitration procedures set forth in Schedule B. Notwithstanding the foregoing, the parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a party inadequately compensable in damages. Accordingly, a party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

1.4	Severability

If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of such provision and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

1.5	Time of Essence

Time shall be of the essence of this Agreement.

1.6	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

1.7	Several Obligations

The obligations of the Investors under this Agreement are several and not joint.

Article 2
BOARD REPRESENTATION

2.1	Investor Nominees

For so long as an Investor’s Percentage is at least ten percent (10%), such Investor shall be entitled to nominate one (1) Investor Nominee, to be proposed for election as a Director of the Corporation in any management proxy circular which pertains to the election of the Directors of the Corporation (each an “Investor Nominee” and together the “Investor Nominees”), any of whom may be a director, officer or employee of such Investor. If no Investor’s Percentage is at least ten percent (10%), then no Investor shall be entitled to designate an Investor Nominee. For the avoidance of doubt, although an Investor may have the right to propose an Investor Nominee, the Investor shall not be required to propose such Investor Nominee.

2.2	Exercise of Board Nomination Rights

(a)	For an Investor to exercise its Board nomination rights set forth in Section 2.1, such Investor shall send a written notice to the Corporation setting out (i) the name, age, business address and residential address of its Investor Nominee they wish to propose, (ii) the principal occupation or employment of such Investor Nominee, (iii) the class or series and number of shares in the share capital of the Corporation which are controlled or which are owned beneficially or of record by such Investor Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available) in respect of the election of such Investor Nominee(s) and as of the date of such notice, and (iv) any other information relating to the Investor Nominee that would be required to be disclosed in a management’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the OBCA, applicable Securities Laws and the rules of the Exchange.

(b)	Each Investor Nominee must consent in writing to serve as a Director of the Corporation and must complete a personal information form, if required, or such other documentation as may be required by the Exchange or pursuant to the OBCA and applicable Securities Laws. Each Investor Nominee shall at all times meet the qualification requirements to serve as a Director under (A) the rules and policies of the Exchange, (B) the OBCA, and (C) any other applicable laws, including Securities Laws (collectively, the “Director Eligibility Criteria”), provided however, that any Investor Nominee need not be qualified as “independent” within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

(c)	The Corporation shall notify the Investors in writing as soon as reasonably practicable upon determining the date of any meeting of the shareholders at which Directors of the Corporation are to be elected and, if the Investor desires to propose its respective Investor Nominee, the Investor shall advise the Corporation of the name of its Investor Nominee that the Investor is entitled to propose pursuant to this Article 2 (as of the record date for the shareholders’ meeting) within fifteen (15) Business Day after receiving such notice. If an Investor does not advise the Corporation of the Investor Nominee within such fifteen (15) Business Day period, then such Investor will be deemed to have designated such Investor’s incumbent Investor Nominee for nomination for election at the relevant meeting of the shareholders (unless such Investor otherwise notifies the Corporation within such fifteen (15) Business Day period). If no such incumbent Investor Nominee is then in office, and the Investor has failed to advise the Corporation of the name of the Investor Nominee to be proposed for election to fill the vacancy or vacancies, such Investor shall be deemed to have renounced its right to propose such Investor Nominee until the next meeting of the shareholders at which Directors of the Corporation are to be elected.

(d)	At each meeting of shareholders at which Directors of the Corporation are to be elected, the Corporation shall cause the Investor Nominee that an Investor is entitled to propose pursuant to this Article 2 (as of the record date for the shareholders’ meeting) to be included in the slate of individuals proposed by the Corporation for election as Directors of the Corporation. The Corporation shall use commercially reasonable efforts to cause the election of the Investor Nominee(s), including recommending shareholders vote and soliciting proxies from shareholders in favour of the election of the Investor Nominee(s). Forthwith following any meeting of shareholders at which Investor Nominee(s) were proposed to serve as a Director but was not validly elected by the shareholders in accordance with the OBCA, the Corporation’s majority voting policy (as may be in effect) or the rules of the Exchange, the Corporation shall take all commercially reasonable steps necessary to appoint a replacement Investor Nominee to the Board (nominated by the applicable Investor) who is not the same individual who was not elected at the meeting of shareholders, including pursuant to the power of the Board to appoint additional Directors between shareholders’ meetings or to fill a vacancy on the Board.

(e)	If an Investor Nominee ceases to hold office as a Director of the Corporation for any reason (including as a result of a resignation by such Investor Nominee tendered pursuant to the Corporation’s by-laws), other than as a result of the Investor no longer being entitled to propose such Investor Nominee pursuant to Section 2.1, the Investor entitled to propose such Investor Nominee shall be entitled to propose an individual (so long as such individual satisfies the Director Eligibility Criteria) to replace them and the Corporation, subject to applicable Securities Laws and the rules of the Exchange, shall promptly take all steps as may be necessary to appoint such individual to the Board to replace the Investor Nominee who had ceased to hold office, including pursuant to the power of the Board to appoint additional Directors between shareholders’ meetings or to fill a vacancy on the Board.

(f)	The Corporation shall reimburse all reasonable expenses incurred by an Investor Nominee in the performance of their duties for or on behalf of the Corporation incurred as a result of such Investor Nominee attending Board and committee meetings, including travel and accommodation expenses, consistent with the same reimbursement policies that apply to the other independent Board members.

(g)	For the first twelve (12) months following the date hereof, any Board member (including the Investor Nominees) who is a partner, principal or employee of the Corporation or an Investor will not be entitled to any compensation for his or her service as a Board member or member of any committee of the Board as approved by the Board from time to time. After such twelve (12) month period, any Board member (including the Investor Nominees) who is a partner, principal or employee of the Corporation or an Investor shall be eligible to receive compensation for his or her service as a Board member or member of any committee of the Board as approved by the Board from time to time. For greater certainty, the Investor Nominees shall be entitled to compensation at the same rates of compensation provided to the other Board members for his or her service as a Board member or member of any committee of the Board as approved by the Board from time to time, but may direct the Corporation to remit such compensation to the Investors.

(h)	The Corporation covenants and agrees with the Investors that upon an Investor Nominee’s election or appointment to the Board, the Corporation shall agree to indemnify such Investor Nominee on the same terms as those provided to the other Board members and the Corporation shall ensure that such Investor Nominee has the benefit of any director and officer insurance policy in effect for the Corporation, on the same terms as those available to the other members of the Board.

2.3	Investor Nominees

The initial Investor Nominee of the Orion Group will be Victor Flores and the initial Investor Nominee of M Grupo will be Pablo Reynoso.

2.4	Support for other Investor Nominees

For as long an Investor is entitled to propose an Investor Nominee for election as a Director of the Corporation, and provided that such Investor Nominee meets the Director Eligibility Criteria, the Investors hereby undertake to exercise all of the voting rights controlled by them and their affiliates in favour of the election of such Investor Nominee(s) as Director(s) of the Corporation.

2.5	Nomination Rights Regarding Committees of the Board

For so long as an Investor’s Percentage is at least ten percent (10%), such Investor shall be entitled to designate by written notice to the Corporation, their Investor Nominee who had been duly elected as directors of the Corporation as members on each of the following standing committees of the Board: with respect to Orion, (i) the Corporate Responsibility and Technical Committee and (ii) the Special Opportunities Committee; and with respect to M Grupo, (i) the Audit Committee and (ii) the Nominating & Corporate Governance Committee, provided that, in each case, the applicable Investor Nominee (a) meets the Director Eligibility Criteria to serve as a member of each such committee (including, for certainty, that any director nominee to the Corporation’s audit committee meets the financial literacy and other requirements set forth in National Instrument 52-110 – Audit Committees), and (b) has the skills appropriate to serve as a member of each such committee in accordance with the skills matrix that is in place and is applicable to each committee, as determined by the Board from time to time.

Article 3
MANAGEMENT

3.1	Proxy Recommendations

For a period of eighteen (18) months following the Closing Date, the Investors agree that they shall vote in accordance with the recommendation of management of the Corporation on any resolution put to shareholders in respect of:

(a)	the appointment or removal of any director of the Corporation, other than an Investor Nominee, and in the case of the appointment of a director of the Corporation the relevant person is a person who:

(i)	the Board in its reasonable opinion believes, has the requisite business acumen and relevant experience, and is otherwise suitable to be a director of the Corporation; and

(ii)	meets the Director Eligibility Criteria; and

(b)	the approval of matters that (i) have been approved by all of the Independent Directors; and (ii) require only an “ordinary resolution” (or approval by a simple majority) to be passed by the shareholders (whether pursuant to the OBCA, rules of the Exchange or otherwise) and not a “special resolution” (or approval by a 2/3 majority or an approval by a majority of the minority shareholders) (whether pursuant to the OBCA, rules of the Exchange or otherwise) to be passed by the shareholders.

Article 4
MLN ADVISORY TECHNICAL COMMITTEE

4.1	Establishment of MLN Technical Committee

For so long as any Investor’s Investor Percentage is not less than ten percent (10%), the Corporation shall cause MLSA to establish and maintain the MLN Technical Committee having the roles and responsibilities as set out in this Article 4.

4.2	Members

(a)	The MLN Technical Committee shall be comprised of five (5) members. At least one member shall be a qualified person, within the meaning of NI 43-101.

(b)	For so long as an Investor has an Investor Percentage of not less than ten percent (10%) that Investor shall be entitled to appoint one (1) member of the MLN Technical Committee. Each Investor nominee to the MLN Technical Committee shall have the requisite scientific and/or technical expertise to participate as a member of the MLN Technical Committee as determined by the MLN Technical Committee, acting reasonably. The initial nominee of the Orion Group to the MLN Technical Committee will be Geoff Elson and the initial nominee of the M Grupo Group to the MLN Technical Committee will be Nicolas Figueroa Tapia and both individuals shall be appointed to the MLN Technical Committee on the date hereof. For greater certainty, the Parties agree that both Geoff Elson and Nicolas Figueroa Tapia have the requisite scientific and technical expertise that is required under this Section 4.2(b).

(c)	The members of the MLN Technical Committee shall annually appoint one of the members to act as chair of the MLN Technical Committee.

(d)	The MLN Technical Committee may invite such Representatives of the Corporation or any Investor, or any such other persons, as it considers appropriate from time to time, to attend its meetings and assist thereat.

4.3	Responsibilities

(a)	The MLN Technical Committee shall be consulted on issues related to, and review, on a quarterly basis, the exploration, development and construction (including progress of the proposed restart) of the La Negra Mine, and provide information to the Corporation and the Investors with respect to technical and scientific matters related to the foregoing, including exploration and development plans (including program budgets and modifications thereto), drilling program targets, technical investigations and analysis (including metallurgy, hydrogeology, geotechnical and environmental), and development of, and compliance with, ESG and compliance standards.

(b)	The MLN Technical Committee shall not constitute a part of the board of directors of the Corporation, MLSA or any of their affiliates and will not have authority to control the management of the Corporation, MLSA or any of their affiliates, or be responsible for the decisions of management or the board of directors of MLSA or any of its affiliates. The MLN Technical Committee will be advisory only, with no authority to bind the Corporation, MLSA or any of their affiliates, or direct the business and affairs of the Corporation, MLSA or any of their affiliates.

(c)	The MLN Technical Committee shall establish such procedures and governance routines as it considers necessary or advisable.

(d)	All members of the MLN Technical Committee shall be bound by the confidentiality provisions set forth in Section 5.4 and acknowledge the requirements of Section 5.5.

4.4	Meetings

The MLN Technical Committee shall meet at least once per calendar quarter, unless otherwise agreed by all of the members of the MLN Technical Committee to meet on a more frequent basis. The Investors and their affiliates will not receive any remuneration in consideration for attendance at any MLN Technical Committee meeting, but will be reimbursed for any expenses in respect of attending such meetings in accordance with the reimbursement policies of the Corporation then in effect. Neither the Corporation, MLSA nor any of their affiliates shall be required to pay any compensation to the nominees of any Investor to the MLN Technical Committee.

Article 5
COVENANTS

5.1	Restrictions on Disposition during the Restricted Period

(a)	Except as permitted under Section (b)(i) below, during the Restricted Period, the Orion Group will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose, directly or indirectly, of all or any portion of the Common Shares or Convertible Securities beneficially owned by the Orion Group without the consent of the Corporation, provided that the Orion Group shall be allowed, without the prior written consent of the Corporation to sell, transfer, pledge, assign, encumber or otherwise dispose of:

(i)	up to ■ Common Shares, representing 25% of the Common Shares held by the Orion Group on the Closing Date, following the date that is twelve (12) months from the Closing Date; and

(ii)	in addition to the Common Shares referenced in Section 5.1(a)(i), up to an additional ■ Common Shares, representing up to an additional 25% of the Common Shares held by the Orion Group on the Closing Date (representing, in aggregate, 50% of the Common Shares held by the Orion Group on the Closing Date), following the date that is fifteen (15) months from the Closing Date.

(b)	Except as permitted under Section (i) below, during the Restricted Period, the M Grupo Group will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose, directly or indirectly, of all or any portion of the Common Shares or Convertible Securities beneficially owned by the M Grupo Group without the consent of the Corporation, which consent shall not be unreasonably withheld or delayed, provided that the M Grupo Group shall be allowed, without the prior written consent of the Corporation to sell, transfer, pledge, assign, encumber or otherwise dispose of:

(i)	up to ■ Common Shares, representing 25% of the Common Shares held by the M Grupo Group on the Closing Date, following the date that is twelve (12) months from the Closing Date; and

(ii)	in addition to the Common Shares referenced in Section 5.1(b)(i), up to an additional ■ Common Shares, representing up to an additional 25% of the Common Shares held by the M Grupo Group on the Closing Date (representing, in aggregate, 50% of the Common Shares held by the M Grupo Group on the Closing Date), following the date that is fifteen (15) months from the Closing Date.

(c)	For certainty, from and after the expiry of the Restricted Period, all Common Shares held by the Orion Group and the M Grupo Group may be sold, transferred, pledged, assigned, encumbered or otherwise disposed of.

5.2	Permitted Dispositions during the Restricted Period

(a)	The restrictions set forth in Section 5.1 do not apply in the case of:

(i)	a disposition by Orion or M Grupo of Common Shares or Convertible Securities to a member of the Orion Group or the M Grupo Group, as applicable, provided that such transferee agrees in writing to be bound by Orion’s or M Grupo’s obligations, as applicable, under this Agreement and the Acquisition Agreement, in the case of Orion (in which case, subject to Section 8.6, the transferee will also be entitled to Orion’s or M Grupo’s rights, as applicable, under this Agreement);

(ii)	an Investor disposing of Common Shares or Convertible Securities pursuant to a take-over bid for which a circular has been delivered to the shareholders in accordance with applicable Securities Laws, a merger, amalgamation, plan of arrangement or other transaction resulting in the acquisition of all or a controlling portion of the Corporation’s equity securities or all or substantially all of the Corporation’s assets, which transaction has been approved by the Board; or

(iii)	an Investor disposing of such number of Common Shares as may be necessary to generate gross proceeds in an amount equal to the amount required by such Investor to fund the payment of a Payment Amount where such Investor does not otherwise hold cash resources sufficient to fund such obligation.

5.3	Standstill

(a)	The Investors shall not (and they shall cause their respective affiliates to not), in any manner, directly, indirectly or jointly or in concert with any other person, during the Restricted Period, without the prior consent of the Board, such consent being determined by a simple majority vote of the Board (excluding the vote of any Investor Nominee):

(i)	(A) commence a take-over bid for any securities of the Corporation; (B) effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring or liquidation with respect to the Corporation or any of its subsidiaries or disposition of more than a majority of the assets of the Corporation, or (C) purchase any Common Shares or Convertible Securities, except in connection with the acquisition of a person that holds Common Shares or Convertible Securities by the Investor or an affiliate of the Investor, where the Common Shares of Convertible Securities held by such person do not comprise a material portion of the assets of such person;

(ii)	enter into or propose, offer or agree to enter into or engage in any negotiations with respect to any:

(A)	acquisition, amalgamation, plan of arrangement, merger, tender offer or take-over bid, exchange offer or other business combination transaction relating to the Corporation or any of its affiliates or any part of their respective assets or businesses; or

(B)	any restructuring, recapitalization, liquidation or similar transaction involving the Corporation or any of its affiliates or any part of their respective assets or businesses;

(iii)	engage in short sales of any of the Equity Securities held by the Investor;

(iv)	solicit proxies from shareholders or form, join or participate in a group to so solicit, other than any solicitation of proxies voting in favour of the nominees of management of the Corporation for election to the Board;

(v)	present or request to present at any meeting of the securityholders of the Corporation or any of its affiliates or through action by written consent any proposal for consideration for action by securityholders, requisition a meeting of the securityholders of the Corporation or any of its affiliates, propose or request to propose any nominee for election to the Board or the board of directors of any of the Corporation’s affiliates (other than pursuant to the nomination rights expressly set forth in this Agreement) or seek the removal of any member of the Board or the board of directors of any of the Corporation’s affiliates;

(vi)	advise, assist or encourage any person (including forming a “group” with any such person) proposing any of the foregoing; or

(vii)	make any public announcement or take any action in furtherance of the foregoing,

(each, a “Hostile Action”).

(b)	The provisions of Section 5.3 shall cease to apply, and the Investors shall be permitted to take a Hostile Action, from and after: (i) the commencement or public announcement of a take-over bid, which if completed would result in the acquisition of more than 50% of the then outstanding voting securities of the Corporation by any person or group of persons; or (ii) the approval or entering into by the Corporation of, or the public announcement of the approval or entering into by the Corporation of, a transaction or definitive agreement providing for a transaction, which, if completed, would result in the acquisition by any person or group of persons of more than 50% of the then outstanding voting securities of the Corporation or more than a majority of the assets of the Corporation.

5.4	Confidentiality

(a)	No Investor shall use Confidential Information for any purpose other than:

(i)	to monitor, oversee and make decisions with respect to its investment in the Corporation (including decisions to sell or otherwise transfer their Common Shares);

(ii)	to comply with its obligations under this Agreement;

(iii)	to exercise any of its rights under this Agreement; and

(iv)	to collaborate with the Corporation,

(collectively, the “Purpose”).

(b)	Each Investor shall hold the Confidential Information in confidence, and shall not disclose the Confidential Information to Third Parties without the prior written consent of the Corporation. Each Investor shall restrict disclosure of the Confidential Information to its and its affiliates’ Representatives who have a need to know the Confidential Information for the Purpose, who are informed of the confidential nature of the Confidential Information and who agree to act in accordance with the provision of this Section 5.4.

(c)	Notwithstanding anything in this Section 5.4 to the contrary, no consent of the Corporation shall be required for an Investor to disclose Confidential Information if such disclosure is required by applicable law, including, for certainty, the rules of any stock exchange, provided that such Investor shall, if reasonably practicable, give prior written notice to the Corporation and a reasonable opportunity for the Corporation to review and comment on the requisite disclosure before it is made. Further, in the event an Investor is requested or required (including by interrogatories, subpoena, other judicial order, audit or any similar process) to disclose any Confidential Information, such Investor shall provide the Corporation with prompt written notice of such request (if reasonably practicable) so the Corporation may consider whether it wishes to seek an appropriate protective order. In the absence of a protective order, the Investor may only disclose such Confidential Information as is legally required, in the opinion of its legal counsel, to be disclosed and shall use commercially reasonable efforts to ensure the confidentiality of any such Confidential Information that is disclosed. In addition, no consent of the Corporation shall be required for an Investor to disclose Confidential Information (i) to the extent the Investor has been advised in writing by external legal counsel that such disclosure is legally required in connection with the exercise of any remedy hereunder, or (ii) to a potential transferee of such Investor of more than 5% of the issued and outstanding Common Shares, provided such transfer of Common Shares would be permitted hereunder and the potential transferee executes a confidentiality agreement that is in favour of the Corporation or that contains a third party beneficiary clause in favour of the Corporation in respect of such Confidential Information, which confidentiality agreement shall provide for a term of at least 18 months and include customary restrictions regarding the sharing and use of Confidential Information, including that Confidential Information may only be shared and used by the recipient for the sole purpose of such recipient’s acquisition of Common Shares from the Investor.

(d)	Each Investor’s obligations under this Section 5.4 shall survive for a period of one (1) year following the date of termination of this Agreement with respect to that Investor.

(e)	The provision of any information pursuant to this Section 5.4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privileges.

5.5	Securities Law Matters

Each Investor acknowledges that Confidential Information may include material information concerning the Corporation that has not been publicly disclosed and that such Investor is aware that applicable securities laws prohibit any person who has material non-public information concerning the Corporation or a proposed transaction involving the Corporation from purchasing or selling securities of the Corporation or from communicating such information to any other person.

5.6	Ownership of Orion

For so long as Dalu S.À R.L. is a party to this Agreement, it shall ensure that at all times it remains controlled by Orion Mine Finance (Master) Fund I LP and shall not, without the prior written consent of the Corporation, not to be unreasonably withheld, permit or acquiesce to the transfer of its outstanding securities to any person that is not a member of the Orion Group or issue or agree to issue any securities to any person that is not a member of the Orion Group.

Article 6
REGISTRATION RIGHTS

6.1	Demand Registration

(a)	Subject to Section 6.1(c), each Investor, following the applicable Restricted Period, and for as long as such Investor’s Percentage is not less than ten percent (10%) and such Investor wishes to dispose of Common Shares representing at least the lower of (i) US$20,000,000 or (ii) five percent (5%) of the issued and outstanding Common Shares, shall have the right, at any time and from time to time, by written notice to the Corporation (a “Request Notice”), to require the Corporation to file one or more Prospectuses and take such other steps as may be reasonably necessary to facilitate a secondary Public Offering (a “Demand Registration”) in all of the provinces and territories of Canada in which the Corporation is then a reporting issuer (the “Jurisdictions”) of all or any portion of such Common Shares held by such Investor(s) (each a “Requesting Investor”). The Corporation shall, subject to applicable Securities Laws, use its commercially reasonable efforts to file one or more Prospectuses under applicable Securities Laws in order to permit the Public Offering of all or any portion of the Common Shares then held by such Requesting Investor(s) (the “Registrable Securities”) requested to be included in such Demand Registration. The parties shall cooperate in a timely manner in connection with such secondary offering and the procedures in Schedule A shall apply.

(b)	Notwithstanding Section 6.1(a), in the event of an indemnification claim under the Acquisition Agreement in respect of which the Investor(s) are responsible for payment to the Corporation (such payment obligation a “Payment Amount”), and such payment is required to be made prior to the end of the applicable Restricted Period, the Investor(s) have the right to deliver a Request Notice in respect of a Demand Registration prior to the end of the applicable Restricted Period, in respect of a number of Common Shares having a value of not more than the such Investor’s Payment Amount after giving effect to applicable underwriter and market discounts.

(c)	The Corporation shall not be obliged to effect:

(i)	more than two (2) Demand Registrations from an Investor in any twelve (12) month period;

(ii)	more than one (1) Demand Registration from an Investor in any 180-day period;

(iii)	any Demand Registration where a Request Notice is given by any Investor less than 90 days following the completion of a Demand Registration; or

(iv)	a Demand Registration in the event the Board determines in good faith, that (A) either (1) the effect of the filing of a Prospectus could impede the ability of the Corporation to consummate a pending or proposed material transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with or continue negotiations or discussions in relation thereto, (2) there exists, at the time, material non-public information relating to the Corporation the disclosure of which the Corporation believes would be adverse to the Corporation and the Corporation has a bona fide business reason for preserving such information as confidential, or (3) there has been a change in mineral resources, mineral reserves or the results of a preliminary economic assessment in respect of a project of the Corporation from the most recently filed technical report for such project that would require a new technical report to be filed pursuant to NI 43-101 and such new technical report could not be filed reasonably promptly enough to permit the Demand Registration to proceed (in the case of either (1), (2) or (3), a “Valid Business Reason”); and (B) it is, therefore, in the best interests of the Corporation to defer the filing of a Prospectus at such time; in which case the Corporation’s obligations under this Section 6.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Request Notice, or such longer period of time if the Corporation is prohibited from issuing securities under applicable Securities Laws (including a black-out period). The Corporation will give written notice of (i) the Board’s determination to postpone filing of the Prospectus and, subject to compliance by the Corporation with applicable Securities Laws, of the facts giving rise to the Valid Business Reason, and (ii) the time when the Valid Business Reason for such postponement or restriction under Securities Laws no longer exists, in each case, as soon as reasonably practicable after the occurrence thereof if such reason ceases to exist prior to the ninety (90) day period. The Corporation shall not qualify for public distribution any securities offered by the Corporation for its own account during the foregoing period of postponement or restriction.

(d)	Any Request Notice shall (i) specify the number of Registrable Securities which the Requesting Investor(s) intend to be offered and sold, (ii) the express intention of the Requesting Investor(s) to offer or cause the offering of such Registrable Securities, (iii) describe the nature or methods of the proposed Public Offering and the Jurisdictions in which such Public Offering shall be made (including whether such Public Offering shall be made by an Underwritten Offering), and (iv) contain an undertaking of the Requesting Investor(s) to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Corporation to comply with all applicable Securities Laws.

(e)	In the case of an Underwritten Offering initiated pursuant to this Section 6.1, the Requesting Investor(s) shall, in consultation with the Corporation, have the right to select the managing underwriter(s) or managing agent(s), as applicable, in connection with the offering of such Registrable Securities, provided, however, that such selection shall also be satisfactory to the Corporation, acting reasonably.

(f)	The Corporation shall be entitled to retain counsel of its choice to assist it in fulfilling its obligations under this Section 6.1.

(g)	(A) The Corporation shall have the right to include for sale, in any Demand Registration, any Equity Securities to be issued from treasury, (B) the Investor(s) who are not Requesting Investor(s) shall have the right to include, in such Demand Registration, any Registrable Securities held by them and their affiliates pursuant to the exercise of their Piggy-Back Registration rights in accordance with Section 6.2, and (C) any other shareholders of the Corporation who have been granted piggy-back registration rights from the Corporation shall have the right to include in any Demand Registration any Equity Securities held by them, and the Requesting Investor(s) shall use (or shall cause its managing underwriter or underwriters to use) reasonable commercial efforts to cause such Equity Securities to be included in such Demand Registration except as and to the extent that, in the reasonable belief of the managing underwriter(s) or managing agent(s) (as applicable), such inclusion would jeopardize the successful marketing of the Registrable Securities to be sold within a price range reasonably acceptable to the Requesting Investor, in which case the Corporation will limit the inclusion of such additional Equity Securities as set out below. If a limitation on the number of Equity Securities to be included in any such Public Offering is required as set forth above, such Demand Registration shall be comprised of Equity Securities as determined according to the following priority:

(i)	first, amongst the Registrable Securities offered by the Requesting Investor(s) and, if applicable, the Piggy-Back Securities offered by the Piggy-Back Investor(s) pursuant to the exercise of such Piggy-Back Investor(s)’ Piggy-Back Registration rights in accordance with Section 6.2, reduced on a pro rata basis based on the total number of such Registrable Securities and Piggy-Back Securities;

(ii)	second, the Equity Securities that the Corporation wishes to issue from treasury; and

(iii)	third, if there are additional securities which may be sold within a reasonable price range after taking into account the inclusion of all the Equity Securities required under Sections 6.1(g)(i) and 6.1(g)(ii) above, the Equity Securities held by security holders of the Corporation who are not party to this Agreement and who have been granted piggy-back rights by the Corporation, reduced pro rata.

(h)	Except as provided in Section 6.1 (g), the Corporation shall not sell, offer to sell, announce any intention to sell, grant any option for the sale of any Common Shares or Convertible Securities other than (a) in connection with or pursuant to any merger, business combination, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a Third Party, (b) pursuant to an equity compensation plan of the Corporation that is in place on the date hereof or is implemented after the date hereof in the ordinary course of business of the Corporation; (c) in connection with an acquisition of assets by the Corporation or one of its affiliates; (d) upon conversion, exchange or exercise of a Convertible Security issued and outstanding as of the date of this Agreement; or (e) issued in accordance with the Acquisition Agreement, from the date of a Request Notice until such date that is not later than thirty (30) days from the closing of the sale of the Common Shares in accordance with a Demand Registration (unless all of the Requesting Investors withdraw their request for qualification of their Common Shares pursuant to such Demand Registration in accordance with Section 6.4).

(i)	In the case of an Underwritten Offering initiated pursuant to this Section 6.1, the Investor(s) may participate in the negotiations of the terms of any underwriting agreement, agency agreement or similar agreement. The Investor(s)’ participation in, and the Corporation’s completion of, the Public Offering is conditional upon the Investor(s) and the Corporation agreeing that the terms of any underwriting agreement, agency agreement or similar agreement are satisfactory to them, acting reasonably.

(j)	At any time after eighteen (18) months from the date hereof, upon request by the Orion Group, as soon as practicable, and in any event within forty-five (45) days of such request, the Corporation shall prepare and file a preliminary short form base shelf prospectus with the applicable Canadian securities regulators (“Securities Regulators”) in the Jurisdictions qualifying the Common Shares of the Investors for distribution in all of the Jurisdictions and thereafter use its commercially reasonable efforts to receive a final receipt or equivalent document in respect of such prospectus as soon as practicable. The Corporation shall cause the base shelf prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Investors, acting reasonably. The Corporation shall thereafter maintain an effective base shelf prospectus until the Investors are no longer entitled to registration rights under this Section 6.1.

(k)	If the Corporation otherwise opts to file a base shelf prospectus with the Securities Regulators at any time after the date hereof, such base shelf prospectus shall provide for secondary offerings of Common Shares of the Investors for distribution in the Jurisdictions.

6.2	Piggy-Back Registration Rights

(a)	If the Corporation is formally considering completing a Public Offering for its own account or if a security holder proposes to complete a Public Offering through a secondary offering by way of the exercise of registration rights granted to such shareholder by the Corporation (including with respect to the exercise of the Demand Registration rights by the Requesting Investor(s) pursuant to Section 6.1), the Corporation shall, at that time, promptly give the Investor(s) written notice of such proposed Public Offering (the “Piggy-Back Notice”), which notice shall include all material terms of the proposed distribution, including the proposed pricing, if available, and whether the distribution is to be effected as a “bought deal” (it being understood that the Corporation shall not be required to provide a Piggy-Back Notice to Investors who are Requesting Investor(s) with respect to such Public Offering). Upon the written request of the Investor(s) who are not Requesting Investors with respect to a Public Offering (each a “Piggy-Back Investor”) received by the Corporation within the five (5) Business Days following the delivery of the Piggy-Back Notice, and provided that at the time it receives the Piggy-Back Notice the Investor’s Percentage of such Piggy-Back Investor is not less than ten percent (10%), the Corporation and any Requesting Investor shall use reasonable commercial efforts to cause, in conjunction with the proposed Public Offering, to be included in such Public Offering such number of Equity Securities (the “Piggy-Back Securities”) that the Piggy-Back Investor(s) have requested to be included in such Public Offering pursuant to applicable Securities Laws, reduced, as required, in accordance with Sections 6.1(g) or 6.2(b) (as applicable) (the “Piggy-Back Registration”) and the procedures in Schedule A will apply. Notwithstanding any provision hereof to the contrary, if the Public Offering is carried out as a “bought deal”, or any other type of Public Offering which does not include a road show, and the Corporation has formally begun to consider a possible Public Offering fewer than five (5) Business Days before conducting such Public Offering, the five (5) Business Days period following receipt of the Piggy-Back Notice described in this Section 6.2(a) shall not apply and the Corporation shall give prospective Piggy-Back Investor(s) as much notice as possible under the circumstances, considering the promptness with which “bought deals” (or such other Public Offerings) are currently carried out according to Securities Laws and usual market practice, and the prospective Piggy-Back Investor(s) shall only have such amount of time (which, at a minimum, will be twenty-four (24) hours) to notify the Corporation whether or not it will participate in the “bought deal” or such other Public Offering, failing which the Corporation shall be free to conduct the “bought deal” or such other Public Offering without the prospective Piggy-Back Investor(s) participation.

(b)	Notwithstanding Section 6.2(a), if, in connection with a Piggy-Back Registration, it is the reasonable belief of the managing underwriter(s) or managing agent(s) (as applicable), that the inclusion of the Piggy-Back Securities would jeopardize the successful marketing of the Equity Securities to be sold in the Public Offering upon which the Piggy-Back Registration is being made, to be sold within a reasonable price range to the Corporation, the Corporation, the Requesting Investor(s) or the shareholder making the Public Offering upon which the Piggy-Back Registration is being made (as applicable) shall be required to include in such Public Offering the part of the Equity Securities, according to the following priority:

(i)	first, the Equity Securities being offered by the Corporation on its own account if the Corporation initiated the Public Offering;

(ii)	second, between the security holder(s) making the Public Offering upon which the Piggy-Back Registration is being made and any Piggy-Back Securities held by Piggy-Back Investors, reduced on a pro rata basis between such Equity Securities being offered by such security holder making the Public Offering and Piggy-Back Securities if Piggy-Back Securities are being offered; and

(iii)	third, pro rata amongst any other security holders who have been granted piggy-back rights by the Corporation.

6.3	Registration in the United States

If the Corporation proposes to file a registration statement for the distribution of Common Shares to the public in the United States (or otherwise proposes to cause the Common Shares to be listed on the New York Stock Exchange, the NYSE American or the National Association of Securities Dealers Automated Quotations (NASDAQ)), the parties shall, prior to such distribution taking place, supplement this Agreement so as to provide the Investors with registration rights enabling the distribution of Common Shares to the public in the United States that are substantially equivalent to the registration rights provided under this Agreement, including Demand Registration rights and Piggy-Back Registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 6.1 and 6.2 and pursuant to a re-sale shelf registration statement pursuant to Rule 415 under the U.S. Securities Act.

6.4	Withdrawal of Registrable Securities

Each Investor shall have the right to withdraw its request for inclusion of its Registrable Securities or Piggy-Back Securities, as applicable, in any Public Offering pursuant to Sections 6.1 and 6.2 by giving written notice to the Corporation of its request to withdraw; provided, however, that (a) such request must be made in writing prior to the execution of the binding “bought deal” letter, underwriting agreement or agency agreement with respect to such Public Offering, or with the consent of the underwriters or agents (as applicable) and without prejudice or losses suffered by the Corporation, and (b) such withdrawal shall be irrevocable and, after making such withdrawal, such Investor(s) shall no longer have any right to include its Registrable Securities or Piggy-Back Securities, as applicable, in the Public Offering pertaining to which such withdrawal was made. Provided that the Investor(s) withdraws all of its Registrable Securities from a Demand Registration or its Piggy-Back Securities from a Piggy-Back Registration in accordance with this Section 6.4 prior to the execution of a binding “bought deal” letter, underwriting agreement or agency agreement and prior to the filing of a preliminary Prospectus in connection therewith, such Investor(s) shall be deemed not to have initiated or participated in such Demand Registration or Piggy-Back Registration, as applicable, including, without limitation, for purposes of determining the number of Demand Registrations that the Corporation shall be obliged to effect pursuant to Section 6.1(c)(i). Notwithstanding the foregoing, if an Investor withdraws its request for inclusion of its Common Shares from a Demand Registration or Piggy-Back Registration, as applicable, at any time after having learned of a material adverse change in the condition, business or prospects of the Corporation, such Requesting Investor shall be deemed to not have participated in or requested such Demand Registration or Piggy-Back Registration, as applicable. Notwithstanding anything contained herein, if the Corporation defers the filing of a Prospectus pursuant to Section 6.1(c)(ii) and if an Investor, at any time prior to receiving written notice that the Valid Business Reason for such deferral no longer exists, advises the Corporation in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether the Investor exercised its right to a Demand Registration.

6.5	Expenses

(a)	Subject to Section 6.5(b), in the case of a Demand Registration under Section 6.1 and in connection with the filing of a base shelf prospectus under Section 6.1(j), all expenses incidental to the Corporation’s performance of or compliance with such Section 6.1, including (i) Securities Regulators and Exchange registration, listing and filing fees; (ii) printing, copying, messenger and delivery expenses; (iii) expenses incurred in connection with any road show and marketing activities; (iv) reasonable fees, expenses and disbursements of legal counsel to the Corporation in all relevant Jurisdictions; (v) reasonable fees, expenses and disbursements of the Corporation’s auditors, including the expenses of any special audits or comfort letters; (vi) translation expenses (if applicable); and (vii) any other reasonable fees or expenses payable to an underwriter or sellers of securities, other than Selling Expenses (the “Offering Expenses”) shall be borne by the Requesting Investor(s), unless the Corporation sells Equity Securities as part of the Demand Registration, in which case the Offering Expenses shall be borne by the Requesting Investor(s) and the Corporation pro rata in proportion to the gross proceeds received by each from the Public Offering. For greater certainty, in the event that a Demand Registration is not completed, the Requesting Investor(s) shall continue to be responsible for the applicable Offering Expenses. Notwithstanding the foregoing, if a Demand Registration is withdrawn by an Investor due to a material adverse change in the condition, business or prospects of the Corporation or if the Demand Registration is not completed primarily as a result of breach of this Agreement or a “bought deal” letter, underwriting agreement or agency agreement with respect to such Public Offering by the Corporation, all Offering Expenses in connection with such Demand Registration shall be borne by the Corporation.

(b)	In the case of a Piggy-Back Registration pursuant to Section 6.2 (including a Piggy-Back Registration exercised upon a Demand Registration under Section 6.1), the Offering Expenses shall be paid by the ultimate participants in such Public Offering in proportion to the gross proceeds received by each such person from the Public Offering, unless the ultimate participants agree otherwise. Notwithstanding the foregoing, the Corporation shall pay the Offering Expenses for a Piggy-Back Registration on a Public Offering pursuant to which any Equity Securities are sold for the Corporation’s own account.

(c)	The Investor(s) will pay all underwriting discounts and commissions and any transfer taxes (“Selling Expenses”) attributable to the Equity Securities to be sold by such Investor(s), in proportion to the gross proceeds they receive from any Demand Registration or Piggy-Back Registration, as the case may be. The Corporation will pay all Selling Expenses attributable to the Equity Securities to be sold by the Corporation, and the Corporation will cause any other shareholder exercising demand registration rights or piggy-back registration rights granted by the Corporation to such shareholder to pay all Selling Expenses attributable to the Equity Securities to be sold by such shareholders, if any, each in proportion to the gross proceeds received by such person from any Demand Registration or Piggy-Back Registration, as the case may be.

(d)	The Corporation and the Investors shall, in any event, pay their internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

6.6	Indemnification

i)	In connection with any Demand Registration and Piggy-Back Registration, the Corporation shall indemnify and hold harmless the Requesting Investor(s) and/or Piggy-Back Investor(s), as the case may be, their affiliates, and each of their respective directors, officers, employees, agents, advisors, and underwriters (in the case of a Demand Registration only) from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment thereto, covering Registrable Securities and/or Piggy-Back Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made, provided that the Corporation shall not be liable under this Section 6.f)i) for any settlement of any action effected without its prior written consent, which consent shall not be unreasonably withheld or delayed, and provided further that the indemnity provided for in this Section 6.f)i) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon (a) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing to the Corporation by such Investor(s) for use in the Prospectus; or (b) any failure to comply with applicable Securities Laws by such Investor or underwriter. Any amounts remitted by the Corporation to an Indemnified Party pursuant to this Section 6.f)i) as a result of such losses shall be returned to the Corporation if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Corporation.

(b)	In connection with any Demand Registration or Piggy-Back Registration, the Requesting Investor(s) and/or Piggy-Back Investor(s), as the case may be, on a several basis and with respect to itself only, shall indemnify and hold harmless the Corporation and each of the Corporation’s directors, officers, employees, agents, advisors, and underwriters (in the case of a Piggy-Back Registration) from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment thereto) covering Registrable Securities and/or Piggy-Back Securities, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus (or any amendment thereto) included in reliance upon and in conformity with information in respect of the Requesting Investor and/or Piggy-Back Investor, respectively, and which is furnished in writing to the Corporation by the Requesting Investor(s) and/or Piggy-Back Investor(s), for use in the Prospectus (or any amendment thereto); provided that such Investor(s) shall not be liable under this Section 6.6(b) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 6.6(b) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus if the Corporation failed to send or deliver a copy of the Prospectus to the person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such person in any case where such Prospectus (or any amendment or supplement thereto) corrected such untrue statement or omission. Any amounts remitted by the Requesting Investor(s) and/or Piggy-Back Investor(s) to an Indemnified Party pursuant to this Section 6.6(b) as a result of such losses shall be returned to such Investor(s), if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Investor(s).

(c)	Each party entitled to indemnification under this Section 6.6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Section 6.6 except to the extent of the actual damages caused or prejudice suffered by such delay in notification. At its own expense, the Indemnifying Party shall defend such action and retain counsel to be chosen by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. The Indemnified Party shall have the right to retain its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless (i) the employment of such counsel has been authorized in writing by the Indemnifying Party in connection with the defence of such action, (ii) the Indemnifying Party shall not have employed counsel to take charge of the defence of such action within a reasonable period of time, or (iii) the Indemnified Party shall have reasonably concluded, based on the advice of outside legal counsel, that representation of the Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which cases the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party); provided that the Indemnifying Party shall under no circumstances be required to pay the legal fees and expenses of more than one law firm in any jurisdiction acting as legal counsel with respect to each Investor’s Indemnified Party group in accordance herewith. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(d)	If a party which would have been an Indemnified Party pursuant to this Section 6.6 cannot take advantage of the indemnification contemplated therein with respect to any loss, obligation, claim, damage and cost referred to herein, each party hereto which would have been an Indemnifying Party hereunder shall, rather than indemnifying such Indemnified Party, contribute to the sum paid or payable by the Indemnified Party as a result of such loss, obligation, claim, damage and cost in a proportion which reflects the relative fault of each of the Indemnifying Party and the Indemnified Party with respect to the statement or omission which caused such loss, obligation, claim, damage and cost, and according to other relevant fairness considerations. The relative fault is established in particular according to whether the real or alleged statement about a material fact or the real or alleged omission of a material fact relates to information given by the Indemnifying Party or the Indemnified Party as well as according to the relative intention of the parties and the extent to which they were aware of such information, had access to it and had the opportunity to correct or prevent the statement or omission; provided, however, that, in any such case, no person guilty of fraud, wilful misconduct or misrepresentation within the meaning of applicable Securities Laws will be entitled to contribution from any person who was not guilty of fraud, wilful misconduct or misrepresentation. The amount paid or payable by a party under this Section 6.6 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Corporation and the Investors agree that it would not be fair if the contribution contemplated by this Section 6.6(d) were established by proportionate attribution or another means of attribution which does not take into account the fairness considerations referred to above in this Section 6.6(d).

(e)	Notwithstanding any provision of this Agreement or another agreement, the Investors shall in no event be liable for the indemnification contemplated herein for an amount greater than the net proceeds which each of them, as the case may be, receives in connection with a given Public Offering of Registrable Securities or Piggy-Back Securities, as applicable.

(f)	The Corporation hereby acknowledges and agrees that, with regard to this Section 6.6, each Investor is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Section 6.6. In this regard, each Investor will act as trustee for such Indemnified Parties of the covenants of the Corporation under this Section 6.6 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

(g)	Each Investor hereby acknowledges and agrees that, with regard to this Section 6.6, the Corporation is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Section 6.6. In this regard, the Corporation will act as trustee for such Indemnified Parties of the covenants of the Investors under this Section 6.6 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

6.7	Agreement Regarding Compliance with Securities Laws

(a)	If, in connection with a secondary offering as herein contemplated, in the reasonable opinion of counsel to the Corporation, it is necessary or appropriate in order to comply with any Securities Laws, the Corporation’s obligations under this Article 7 shall be conditional upon the Investors and any underwriter(s) or agent(s) participating in such public sale or distribution, executing and delivering to the Corporation an appropriate agreement, in a form reasonably satisfactory to counsel to the Corporation, that such person will comply with all prospectus delivery requirements of all applicable Securities Laws and with stabilization, anti-manipulation and similar provisions of the applicable Securities Laws and will furnish to the Corporation information about sales made in such public sale or distribution.

6.8	Granting of Demand Registration Rights and Piggy-Back Registration Rights to Third-Parties

In the event that a person, other than the Investors, also receives registration rights from the Corporation, the Corporation shall ensure that such registration rights permit the exercise of the Investors’ Demand and Piggy-Back Registration rights, as set forth herein.

Article 7

REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties of M Grupo

M Grupo represents and warrants to the Corporation, as of the date hereof, as follows:

(a)	Organization, Authority and Qualification of M Grupo.

(i)	It is duly formed in accordance with the laws of its jurisdiction of formation, validly existing and in good standing under the laws of its jurisdiction of formation.

(ii)	It has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(iii)	The acquisition of Common Shares, and the execution and delivery of this Agreement and the M Grupo JV Arrangement Termination Agreement by it, the performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action on the part of it and no other action by it is necessary to authorize the transactions contemplated hereby or thereby or to consummate such transactions.

(iv)	This Agreement and the M Grupo JV Arrangement Termination Agreement have been duly executed and delivered by it, and assuming due authorization, execution and delivery by the other parties thereto, this Agreement and the M Grupo JV Arrangement Termination Agreement constitute a legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms except for bankruptcy and insolvency laws.

(b)	No Conflict. The acquisition of Common Shares, and the execution, delivery and performance of this Agreement and the M Grupo JV Arrangement Termination Agreement by it as contemplated hereby do not and will not:

(i)	violate, conflict with or result in the breach of the certificate of incorporation, bylaws or trust agreement (or similar organizational documents) of it;

(ii)	conflict with or violate, in any material respect, any law or governmental order applicable to it; or

(iii)	violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give rise to others any rights of or result in, termination, modification, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise, loss of benefit under or creation of any Encumbrance, or other instrument or arrangement to which it is a party, except to the extent such violations, failures to file, obtain or notify or breaches, conflicts, defaults, or liens which would not materially and adversely affect the ability of it to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(c)	Governmental Consents and Approvals. The execution, delivery and performance by it of this Agreement and the M Grupo JV Arrangement Termination Agreement do not and will not require any material consent, approval, authorization or other order of, action by, tiling with, or notification to, any Governmental Authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by it of the transactions contemplated by this Agreement and the M Grupo JV Arrangement Termination Agreement.

(d)	Improper Payments.

(i)	It and each of its affiliates has at all times during the past five years been and is in compliance with all applicable Anti-Corruption Laws, and applicable Sanctions and export controls.

(ii)	It and each of its affiliates has at all times during the past five years been and is in compliance with and has not been charged or otherwise subject to Proceedings under AML Legislation.

(iii)	It and each of its affiliates, their respective officers and directors and to the knowledge of M Grupo, their employees and agents have at all times in the past five years been and is in compliance with, and have not been charged under Anti-Corruption Laws and applicable Sanctions, and are not knowingly engaged in any activity that would reasonably be expected to result in the any of it or its affiliates being designated as a Sanctioned Person or Sanctioned Entity.

(e)	Compliance with Laws. It and each of its affiliates is, and at all times has in the past five years been, in compliance in all material respects with Applicable Laws. It and each of its affiliates (i) is not currently and has not been in the last five years charged is not under investigation, whether pending, threatened or otherwise, or subject to Proceedings with respect to a violation of any Applicable Laws, and (ii) is not a party to or bound by any order, judgment, decree, injunction, rule or award of any court, arbitration panel or other Governmental Authority.

(f)	Independent Investigation. It has conducted its own independent investigation, review and analysis of the Corporation’s business, operations, assets, liabilities, results of operations, financial condition and prospects of the business of the Corporation as it has deemed appropriate, which investigation, review and analysis was done by the Investor and its affiliates and representatives. In entering into this Agreement, it acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Corporation or its affiliates. It hereby further acknowledges that (a) none of the Corporation or any of its affiliates, or any of their respective officers, directors, employees, agents, representatives or equity owners, make or have made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Common Shares, the Corporation or its business or any other matter relating to the transactions contemplated by this Agreement including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the business of the Corporation after the date hereof in any manner, or (iii) the probable success or profitability of the business of the Corporation after the date hereof, and (b) none of the Corporation, its affiliates or any of their respective officers, directors, employees, agents, representatives or equity owners will have or will be subject to any liability or indemnification obligation to it, its affiliates or their representatives deriving from its use of any information relating to the Common Shares, the Corporation or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to it or its affiliates or representatives, whether orally or in writing, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of it or in any other form in expectation of the transactions contemplated by this Agreement; provided that nothing contained herein will restrict the right of any Party to seek specific performance or other equitable remedies in connection with any breach of any of the covenants contained in this Agreement. Neither it nor any of its affiliates has received a prospectus or offering memorandum regarding the Corporation (and will not have statutory remedies in respect of any such disclosure documents).

Article 8
MISCELLANEOUS

8.1	Termination

This Agreement shall terminate and all rights and obligations hereunder shall cease immediately with respect to an Investor at such time as such Investor’s Percentage is less than ten percent (10%). Upon termination of this Agreement with respect to an Investor, such Investor shall cease to have any further obligations or liabilities hereunder; provided, that such termination shall not (a) relieve any party from liability for any breach of this Agreement prior to such termination, (b) diminish, terminate, derogate or impair any rights of an Investor Nominee or the obligations of the Corporation in respect of such Investor Nominee described in Sections 2.2(f), 2.2(g) and 2.2(h), or (c) diminish, terminate, derogate or impair any rights of the Corporation or the obligations of each Investor described in Sections 5.4, 6.5 or 6.6.

8.2	Notices

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally or by pre-paid courier, upon receipt of a transmission confirmation if sent by email or other like electronic transmission (with confirmation) and on the next Business Day when sent by overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	To the Orion Group:

Orion Resource Partners (USA) LP
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

	Attention:	General Counsel
	Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Dalu S.à r.l.
[Redacted – Personal Information]

	Attention:	Board of Directors
	Email:	[Redacted – Personal Information]

And to:

Torys LLP
79 Wellington Street West, Suite 3000
Toronto, Ontario
M5K 1N2

	Attention:	Michael Pickersgill
	Email:	[Redacted – Personal Information]

(b)	To the M Grupo Group:

Grupo Desarrollador Migo SAPI de CV
[Redacted – Personal Information]

	Attention:	Luis Mier
	Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Grupo Desarrollador Migo SAPI de CV
[Redacted – Personal Information]

	Attention:	Pablo Reynoso
	Email:	[Redacted – Personal Information]

(c)	To the Corporation:

Excellon Resources Inc.
10 King Street E., Suite 200
Toronto, Ontario
M5C 1C3

	Attention:	Chief Legal Officer
	Email:	[Redacted – Personal Information]

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place, Suite 6200
Toronto, Ontario
M5X 1B8

	Attention:	James R. Brown
	Email:	[Redacted – Personal Information]

8.3	Consent to Public Disclosure

The Investors hereby acknowledge that the Corporation will file a copy of this Agreement on SEDAR. The Corporation shall not file a copy of this Agreement on SEDAR without reasonable prior consultation with the Orion Group and the Corporation and the Orion Group shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Securities Laws before it is filed on SEDAR.

8.4	Execution in Counterpart

This Agreement may be executed in one or more counterparts (by manual or electronic signature), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument and receipt of an electronic version or PDF version of an executed signature page by a party shall constitute satisfactory evidence of execution of this Agreement by such party.

8.5	Amendment and Waiver

This Agreement or any provision hereof may not be amended except in writing signed by each of the parties hereto expressly so modifying such agreement or provision. The agreements set forth in this Agreement may be modified or waived only in writing by the party to whom such compliance is owed. It is further understood and agreed that no failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

8.6	Assignment

(a)	Subject to Section 8.6(b), no party may assign this Agreement or any interests, rights or benefits therein or thereunder without the prior written consent of the other parties.

(b)	In connection with an assignment of Common Shares by Orion to another member of the Orion Group or by M Grupo to another member of the M Grupo Group, Orion or M Grupo, as applicable, may assign this Agreement and the rights, privileges and obligations hereunder, in whole or in part, without the prior written consent of the other parties to another member of the Orion Group or another member of the M Grupo Group, as applicable, provided that such other member first agrees in writing to be bound by such Investor’s applicable obligations under this Agreement (in which case the other member will also be entitled to such Investor’s applicable rights under this Agreement, subject to below).

(c)	Notwithstanding the foregoing, in the case of a transfer of less than all of the Common Shares held by Orion or M Grupo to another member of the Orion Group or another member of the M Grupo Group, as applicable, and an assignment of rights of Orion or M Grupo to another member of the Orion Group or another member of the M Grupo Group, as applicable, under this Agreement, only one member of the Orion Group or the M Grupo Group, as applicable (the “Designated Party”) shall be entitled to exercise the rights set out in Article 2 and Article 4) and references to the “Investor” in respect of Orion or M Grupo and the other member of the Orion Group or the other member of the M Grupo Group, as applicable, shall be read to refer to the applicable Orion Group or M Grupo Group parties, as applicable, acting jointly with the members of the respective group, with all of the limitations under this Agreement applying to such members of the Orion Group on the one hand, and members of the M Grupo Group on the other hand, acting together. In connection with an assignment of any rights under this Agreement, the applicable Investor shall confirm in writing to the Corporation which member(s) of the Orion Group or the M Grupo Group, as applicable, will be a Designated Party.

8.7	Successors and Substitute Securities

(a)	In the event that any party proposes to enter into any acquisition, amalgamation, arrangement, merger or combination or any transaction pursuant to which another person or a successor to such party becomes bound by the provisions of this Agreement by agreement or by operation of law, the person resulting from such acquisition, amalgamation, arrangement, merger, combination or transaction shall enter into an agreement in form and substance satisfactory to the other party pursuant to which such person agrees to be bound by this Agreement as though it were a party hereto in the place of the party entering into the acquisition, amalgamation, arrangement, merger, combination or transaction.

(b)	The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Equity Securities held by the Investors, to any and all equity securities of any successor or assign of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Equity Securities held by the Investors, in each case as the amounts of such securities outstanding are appropriately adjusted for any equity dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

DALU S.À R.L.

By:
Name:
Title:

[M GRUPO SUBSIDIARY]

By:
Name:
Title:

EXCELLON RESOURCES INC.

By:
Name:
Title:

Schedule A
REGISTRATION PROCEDURES

1.	Obligations of the Corporation

In connection with the Corporation’s registration obligations with respect to any Demand Registration and Piggy-Back Registration pursuant to this Agreement, the Corporation shall use its commercially reasonable efforts to effect the qualification of the distribution of Registrable Securities or Piggy-Back Securities, as applicable, of the Investor(s) participating in such Demand Registration or Piggy-Back Registration and, for such purpose, the Corporation shall as expeditiously as reasonably practicable:

(a)	but, subject to Section 7.1(c), in any event within forty-five (45) days after the Corporation’s receipt of the Request Notice, prepare and file with the applicable Securities Regulators in the Jurisdictions a preliminary Prospectus and Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such preliminary Prospectus and Prospectus to be receipted; the Corporation shall furnish to each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel copies of such preliminary Prospectus and Prospectus and any amendments or supplements in the form filed with the Securities Regulators, simultaneously with the filing of such preliminary Prospectus and Prospectus, and any amendments or supplements thereto; the Corporation shall provide each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel with a reasonable opportunity to review and provide comments to the Corporation on the preliminary Prospectus and Prospectus and any amendments or supplements thereto and give reasonable consideration to such comments;

(b)	prepare and file with the Securities Regulators such amendments to the preliminary Prospectus and Prospectus as may be necessary to complete the distribution of all such Registrable Securities or Piggy-Back Securities, as applicable, and as required under the Securities Act or under any applicable provisions of applicable Securities Laws;

(c)	allow each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel and other representatives to (i) participate in the preparation of the preliminary Prospectus and Prospectus and any amendments or supplements thereto and give reasonable consideration to any comments provided thereon, and (ii) conduct reasonable due diligence on the Corporation in order to enable such persons to execute any certificate required to be executed by them under applicable Securities Laws, including providing a customary opportunity for Investors to discuss the business of the Corporation with its senior management and auditors, and, without limiting the generality of the foregoing, make available its senior management, and use its commercially reasonable efforts to make available its auditors and its legal counsel to answer any questions in one or more due diligence sessions;

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(d)	notify each of the participating Investor(s) and the agents or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the preliminary Prospectus and Prospectus or any amendment thereto has been filed or been receipted, and to furnish each of the participating Investor(s) and the lead underwriters or agents (if any) with copies thereof; (ii) of any request by the Securities Regulators for amendments to the preliminary Prospectus, the Prospectus or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or Prospectus or the initiation or threatening of any proceedings for such purposes; or (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Equity Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(e)	promptly notify each of the participating Investor(s) and the agents or underwriters, if any, at any time during the distribution period in respect of the Public Offering, if the Corporation becomes aware of the happening of any event as a result of which the preliminary Prospectus or the Prospectus (as then in effect) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of the preliminary Prospectus or Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or the Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts when such Prospectus was delivered or if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the Prospectus in order to comply with applicable Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Securities Regulators, and furnish without charge to each of the participating Investor(s) and the agents or underwriters, a supplement or amendment to such preliminary Prospectus or Prospectus which shall correct such statement or omission or effect such compliance;

(f)	use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Corporation or suspending the use of any preliminary Prospectus or Prospectus or suspending any qualification of the Equity Securities covered by the Prospectus, or the initiation or the threatening of any proceedings for such purposes;

(g)	furnish to each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel, and, subject to Section 6.5, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference;

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(h)	deliver to each of the participating Investor(s) and the agents or underwriters, if any, subject to Section 6.5, without charge, as many copies of the preliminary Prospectus and the Prospectus and any amendment or supplement thereto as such persons may reasonably request (it being understood that the Corporation consents to the use of the preliminary Prospectus and the Prospectus or any amendment thereto by each of the participating Investor(s) and the agents or underwriters, if any, in connection with the Public Offering and sale of the Registrable Securities or Piggy-Back Securities, as applicable, covered by the preliminary Prospectus and the Prospectus or any amendment or supplement thereto) and such other documents as each such participating Investor(s) may reasonably request in order to facilitate the offering of the Registrable Securities or Piggy-Back Securities, as applicable, by such person;

(i)	on or prior to the date on which a receipt is issued for the Prospectus by the applicable Securities Regulators, use its commercially reasonable efforts to qualify the Registrable Securities or Piggy-Back Securities, as applicable, for offer and sale under the applicable Securities Laws of the Jurisdictions and cooperate with each of the participating Investor(s) and the agents or underwriters, if any, and their respective counsel in connection therewith, as any such person, underwriter or agent reasonably requests in writing provided that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(j)	in connection with any Underwritten Offering, enter into customary agreements, including an underwriting agreement or agency agreement on standard market terms and take all such other actions as the underwriters or agents reasonably request in order to expedite or facilitate the distribution of the Registrable Securities or Piggy-Back Securities, as applicable;

(k)	use its commercially reasonable efforts to obtain a customary legal opinion addressed to each of the participating Investor(s) and the underwriters or agents, if any, as well as a customary long form comfort letter from the auditor or auditors of the Corporation for the financial statements included or incorporated by reference in a Prospectus;

(l)	furnish to the participating Investor(s) and the underwriters or agents, if any, such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the applicable Jurisdictions and such other matters as the participating Investor(s) may reasonably request;

(m)	participate in the marketing efforts which each of the participating Investor(s) or the underwriters or agent, if any, consider reasonably necessary, such as a road show, meetings with institutional investors and other similar events; and

(n)	take any other steps and sign and deliver any other documents which may be reasonably necessary to give full effect to the rights of each of the participating Investors pursuant to this Agreement.

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2.	Investors’ Obligations

In connection with any Demand Registration or Piggy-Back Registration pursuant to this Agreement, each of the participating Investor(s) shall:

(a)	furnish to the Corporation such information regarding the Registrable Securities or Piggy-Back Securities, as applicable, and such other information relating to each such participating Investor(s) and its ownership of Equity Securities as the Corporation may reasonably request in writing in order to comply with applicable Securities Laws in the Jurisdictions;

(b)	promptly review and comment on any draft documents provided to the participating Investor(s) under Section 1 above;

(c)	notify the Corporation promptly upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made; and

(d)	if Securities Laws so require, sign any certificate forming part of a preliminary Prospectus or Prospectus to be filed with the relevant Securities Regulators.

For certainty, unless required under Securities Laws, a Prospectus shall not contain any covenant, representation or warranty of or from the participating Investor(s).

Schedule B
DISPUTE RESOLUTION

a)	Any Dispute not resolved pursuant to Section 1.3(b) shall be referred to the chief executive officer, general counsel or other individual of similar seniority and authority of each of the applicable parties for prompt resolution.

b)	Any Dispute, controversy or claim which cannot be resolved by such individuals within fifteen (15) days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by binding arbitration by a three member arbitral tribunal seated in Toronto, Ontario and administered by the ICDR in accordance with the Arbitration Rules, except as otherwise amended by this Agreement.

c)	Any party may refer a Dispute, controversy or claim to arbitration following the expiry of the period set out above. The party referring the matter to arbitration shall propose the name of the individual it wishes to appoint as one of the three arbitrators. Within twenty (20) days after receipt of such notice, the responding party shall give notice to the referring party advising of the individual it wishes to appoint as the second of the three arbitrators. The party-nominated arbitrators shall, within twenty (20) days of receipt of the responding party’s notice, appoint a third arbitrator. If such two party-nominated arbitrators are unable to agree upon a third arbitrator within such 20-day period or the responding party fails to notify the referring party of the individual it wishes to appoint as the second arbitrator within the applicable 20-day period, then in either case such arbitrator or arbitrators shall be chosen the ICDR in accordance with the Arbitration Rules.

d)	The place of arbitration shall be in Toronto, Ontario, and the language of arbitration shall be English.

e)	The determination of such arbitrators shall be final and binding upon the parties and the costs of such arbitration shall be as determined by the arbitrators. Judgment on the award may be entered in any court having jurisdiction. This Schedule C shall not preclude the parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

f)	The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. No party shall communicate any information obtained or disclosed during the course of the arbitration to any Third Party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with applicable law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

g)	The award of the arbitrators and any reasons for the decision of the arbitrators shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for any party to comply with its disclosure obligations under applicable law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.